As filed with the Securities and Exchange Commission on September 1, 2000

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

RSA SECURITY INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**04-2916506** (I.R.S. Employer Identification Number)
36 Crosby Drive, Bedford, Massachusetts (Address of Principal Executive Offices)	**01730** (Zip Code)

AMENDED AND RESTATED 1998 NON-OFFICER EMPLOYEE STOCK INCENTIVE PLAN, AS AMENDED

(Full Title of the Plan)

ARTHUR W. COVIELLO, JR.
RSA Security Inc.
36 Crosby Drive
Bedford, Massachusetts 01730
(Name and Address of Agent for Service)

(781) 301-5000
(Telephone Number, Including Area Code, of Agent for Service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.01 par value	4,432,072 shares	$59.38(1)	$263,176,435(1)	$69,479

(1) Estimated solely for the purpose of calculating the registration fee, and based on the average of the high and low prices of the Common Stock on the Nasdaq National Market on August 28, 2000 in accordance with Rules 457(c) and 457(h) under the Securities Act of 1933.

PART I. INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The information required by Part I is included in documents sent or given to participants in the Registrant's Amended and Restated 1998 Non-Officer Employee Stock Incentive Plan, as amended, pursuant to Rule 428(b)(1) of the Securities Act of 1933, as amended (the "Securities Act").

PART II. INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Statement of Incorporation by Reference

Except as otherwise set forth below, this Registration Statement on Form S-8 incorporates by reference the contents of the Registration Statement on Form S-8, File No. 333-71075 (the "Initial Registration Statement"), filed by the Registrant on January 25, 1999, relating to the Registrant's 1998 Non-Officer Employee Stock Incentive Plan, as amended.

Item 5 of the Initial Registration Statement is amended and restated in its entirety as follows:

Item 5. *Interests of Named Experts and Counsel*

The validity of the Common Stock offered hereby will be passed upon for the Registrant by Kathryn L. Leach, Assistant General Counsel of the Registrant. Ms. Leach owns options to purchase an aggregate of 13,000 shares of Common Stock, which become exercisable in periodic installments through February 2004.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Bedford, Massachusetts on August 31, 2000.

RSA SECURITY INC.

By: /s/   ARTHUR W. COVIELLO, JR.
Arthur W. Coviello, Jr.
President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of RSA Security Inc. hereby severally constitute Charles R. Stuckey, Jr., Arthur W. Coviello, Jr. and Hal J. Leibowitz, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-8 filed herewith and any and all subsequent amendments to said Registration Statement, and generally to do all such things in our names and behalf in our capacities as officers and directors to enable RSA Security Inc. to comply with all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ARTHUR W. COVIELLO, JR. Arthur W. Coviello, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	August 31, 2000
/s/ JOHN F. KENNEDY John F. Kennedy	Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	August 31, 2000
/s/ CHARLES R. STUCKEY, JR. Charles R. Stuckey, Jr.	Chairman of the Board of Directors	August 31, 2000
/s/ ROBERT P. BADAVAS Robert P. Badavas	Director	August 31, 2000
/s/ D. JAMES BIDZOS D. James Bidzos	Director	August 31, 2000
/s/ RICHARD L. EARNEST Richard L. Earnest	Director	August 31, 2000
/s/ TAHER ELGAMAL Taher Elgamal	Director	August 31, 2000
/s/ JOSEPH B. LASSITER, III Joseph B. Lassiter, III	Director	August 31, 2000
James K. Sims	Director	

EXHIBIT INDEX

Exhibit Number	Description
4.1	Specimen Certificate for shares of Common Stock, $.01 par value, of the Registrant
5.1	Opinion of Kathryn L. Leach, Esq.
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Kathryn L. Leach, Esq. (included in Exhibit 5.1)
24.1	Power of Attorney (included in the signature pages of this Registration Statement)